Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

GENOMIC SOLUTIONS INC.

and

GENOMIC INSTRUMENTATION SERVICES, INC.
d/b/a GENEMACHINES

February 28, 2003

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is made and entered into as of February 28, 2003, by and between Genomic Solutions Inc., a Delaware corporation (“Purchaser”), and Genomic Instrumentation Services, Inc., d/b/a/ GeneMachines, a California corporation (“Seller”).  For the purposes of this Agreement, Purchaser and Seller are referred to sometimes collectively as the “Parties” and individually as a “Party”.

RECITALS:

A.            Seller manufactures and sells high-throughput instruments that aid drug discovery, drug development, and basic research (the “Business”).

B.            Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, substantially all of Seller’s assets used in connection with the Business, on the terms and subject to the conditions set forth in this Agreement.

C.            As a condition to the willingness of Purchaser to enter into this Agreement, certain shareholders of the Seller have entered into a Voting Agreement, dated as of the date hereof, with Purchaser (the “Voting Agreement”), pursuant to which each shareholder has agreed, among other things, to vote their respective shares of Seller’s capital stock in favor of the approval of this Agreement and the transactions contemplated hereunder, upon the terms and subject to the conditions set forth in the Voting Agreement.

NOW, THEREFORE, for and in consideration of the foregoing Recitals, the mutual covenants and undertakings set forth below and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties hereby agree as follows:

1.                                       CERTAIN DEFINITIONS. For purposes of this Agreement, the following capitalized terms shall have the following meanings:

1.1.                              Assets means all of the assets and properties used in connection with or related to the Business, whether known or unknown, tangible or intangible, real or personal, wherever situated, owned by Seller in which Seller has any right, title or interest, other than the Excluded Assets. The Assets include, without limitation, the following:

(a)                                  All furniture, fixtures, other fixed assets, equipment, machinery, office and other equipment and vehicles used in connection with or related to the Business, including, without limitation, the assets listed on the attached Schedule 1.1(a);

(b)                                 The goodwill and all other intangible assets associated with the Business;

(c)                                  All patents, patent applications, trademarks, trademark applications and registrations, common law trademarks, trade names, trade name applications and registrations, the GOODWILL of the business in which the marks are used, the GOODWILL associated with all such marks, domain name registrations, websites, service marks, service mark applications and registrations, service names, copyrights, copyright applications and registrations, commercial and technical trade secrets, drawings, specifications, phone numbers, pipeline, prospect list, leads, customer orders, backlog, bank accounts, account numbers, technology, computer and electronic data processing programs and software, inventions, processes, know-how, confidential information and other proprietary property rights, moral rights and interests used in connection with the operation of or related to the Business (collectively, “Intellectual Property”), including, without limitation, the items set forth on the attached Schedule 1.1(c), and also including without limitation, the name “GeneMachines”, and any and all other assumed names under which Seller has conducted, or is conducting, business, and any and all derivations or variations of any of the foregoing;

(d)                                 All sales and business records, personnel records of Seller’s employees, credit records of Seller’s customers, customer lists, advertising and promotional materials and all other books and records of every kind and nature used in connection with or related to the Business;

(e)                                  All written personal property leases entered into by Seller which cover personal property used in connection with the Business (the “Personal Property Leases”), a complete list of which, together with a list of the assets subject to such leases, are set forth on the attached Schedule 1.1(e);

(f)                                    Those certain written contracts and agreements, other than the Personal Property Leases and the Real Property Leases, entered into by Seller in connection with the Business, that are set forth on the attached Schedule 1.1(f) (the “General Contracts”);

(g)                                 All licenses and permits held by Seller in connection with the Business, the Assets, the Leased Personal Property or the Leased Real Property (defined in Section 4.8 below), including, without limitation, those described on the attached Schedule 1.1(g);

(h)                                 All inventories of or relating to the Business, regardless of nature or kind, or whether such inventories are included in Seller’s Most Recent Balance Sheet;

(i)                                     All third party warranties and claims for warranties relating to the Business, the Assets or the Leased Personal Property (defined in Section 4.5 below), including, without limitation, those set forth on the attached Schedule 1.1(i);

(j)                                     All of the accounts receivable of Seller related to the Business, including, without limitation, those described on the attached Schedule 1.1(j), all of which shall be free and clear of any liens and any factoring arrangement;

(k)                                  All prepaid expenses and security deposits for items which could benefit Purchaser in the operation of the Business; and

(l)                                     All claims and rights concerning any litigation in which, in connection with or with respect to the Business, Seller is a claimant, except as provided in Section 1.20(e) below.

1.2.                              Assumed Liabilities means (i) Seller’s continuing obligations first arising from and after the Closing Date under the General Contracts and the Personal Property

Leases; (ii) Seller’s accrued obligations under the General Contracts that are specifically set forth on Schedule 1.2(i), (iii) those trade account payables set forth on the attached Schedule 1.2(iii); (iv) reasonable and customary levels of trade accounts payable specifically relating to the Business and which have been incurred by Seller in the ordinary course of its operation of the Business after the date of this Agreement consistent with past practices of the Seller and without violation of this Agreement; and (v) that certain promissory note, more specifically set forth on the attached Schedule 1.2(v), which relates to Seller’s delivery vehicle.

1.3.                              Attendant Documents has the meaning set forth in Section 4.1 below.

1.4.                              Business has the meaning set forth in the Recitals to this Agreement.

1.5.                              Cash Payment has the meaning set forth in Section 3.2(a) below.

1.6.                              Closing has the meaning set forth in Section 9.1 below.

1.7.                              Closing Date has the meaning set forth in Section 9.1 below.

1.8.                              COBRA has the meaning set forth in Section 4.16(a)(i) below.

1.9.                              Code has the meaning set forth in Section 4.16(a)(ii) below.

1.10.                        Contracts means all of the General Contracts, the Real Property Leases and the Personal Property Leases.

1.11.                        Controlled Group has the meaning set forth in Section 4.16(a)(iii) below.

1.12.                        Controlled Group Member has the meaning set forth in Section 4.16(a)(iv) below.

1.13.                        Covenant has the meaning set forth in Section 8.1(p) below.

1.14.                        Employees has the meaning set forth in Section 4.14 below.

1.15.                        ERISA has the meaning set forth in Section 4.16(a)(v) below.

1.16.                        Employee Benefit Plan has the meaning set forth in 4.16(a)(vi) below.

1.17.                        Environmental Laws has the meaning set forth in Section 4.20(a)(i) below.

1.18.                        Environmental Reports has the meaning set forth in Section 4.20(a)(iii) below.

1.19.                        Escrow Amount has the meaning set forth in Section 3.2(b) below.

1.20.                        Excluded Assets Any provision of this Agreement to the contrary notwithstanding, the following shall not be included in the Assets and shall be Excluded Assets under this Agreement:

(a)                                  any written or oral contracts or agreements other than the General Contracts and the Personal Property Leases;

(b)                                 the minute books, stock books, corporate seals and other corporate records of Seller relating to its organization and existence; provided, however, that after execution of this Agreement, Seller shall, on request and upon reasonable notice, make such books, records and other materials and information available to Purchaser for inspection and copying at all times during normal business hours from time to time after the Closing;

(c)                                  all tax returns of Seller;

(d)                                 All Employee Benefit Plans of Seller;

(e)                                  Seven Hundred Thousand Dollars ($700,000) in cash arising from the settlement of a dispute (the “Settlement”), which Settlement proceeds may be distributed to Seller’s shareholders; provided however, that all costs of collection and other associated fees, costs and expenses incurred in connection with obtaining such Settlement shall be deducted from the Settlement proceeds prior to distributing such proceeds to Seller’s shareholders (after deducting such costs and fees, the “Adjusted Settlement Proceeds”);

(f)                                    any amounts receivable due and owing to Seller under the purchase agreement between Seller and Roneda Machine Works, Inc., dated June 28, 2002 (the “Roneda Agreement”); and

(g)                                 any other items listed on the attached Schedule 1.20.

1.21.                        Excluded Liabilities means any and all debts, liabilities or obligations of Seller, regardless of their type or nature, other than the Assumed Liabilities (collectively, the “Excluded Liabilities”).  Such Excluded Liabilities shall include, without limitation:

(a)                                  any liability or obligation of Seller under the Environmental Laws with respect to solid waste or Hazardous Materials which have been transported by or on behalf of Seller for offsite disposal;

(b)                                 any remediation, or other liability or obligation of Seller for any violation of the Environmental Laws arising from the operation of the Business prior to the Closing Date, including, without limitation, any fine or penalty arising from any permit or reporting violations or obligations;

(c)                                  any liability or obligation relating to any investigation, remediation or monitoring of Hazardous Materials which were present, as of the Closing Date, in the groundwater, surface water or surface or subsurface soil of any real property owned, operated or leased by Seller or its predecessors in interest on or at anytime before the Closing Date;

(d)                                 any liability or obligation relating, in any way, to any action, suit, investigation or proceeding pending or threatened against Seller, the Business, the Assets or the Leased Property, or at law or in equity, before any federal, state, municipal or other governmental department, commission, board, agency, court or instrumentality, including, without limitation, those identified on the attached Schedule 4.12;

(e)                                  any liability or obligation relating, in any way, to the matters disclosed on the attached Schedule 4.15;

(f)                                    any liability or obligation relating, in any way, to the Employee Benefit Plans;

(g)                                 all liabilities and obligations relating to Seller’s retiree medical plans and with respect to Seller’s employees who retired before or on the Closing Date and all expenses relating to such retiree medical plans;

(h)                                 all written or oral contracts or agreements other than the General Contracts and the Personal Property Leases;

(i)                                     any liability for or related to, (A) costs and expenses incurred in connection with the transactions contemplated by this Agreement except as provided in Section 12.1 hereof, and (B) investment banking fees, including but not limited to fees associated with Seller’s engagement of S.G. Cowen Securities Corporation;

(j)                                     any liabilities for or related to severance payments, change of control costs, lease buyouts, leasehold improvements, accruals for employee vacation time and all other undisclosed liabilities;

(k)                                  all debts, liabilities and obligations set forth on the face of or described in the notes, if any, to the Most Recent Balance Sheet, other than those specifically set forth in Section 1.2 above; and

(l)                                     except to the extent expressly included in the list of Assumed Liabilities, any obligation or liability of Seller arising out of or related to Seller’s operation of the Business prior to the Closing Date.

1.22.                        Former Property has the meaning set forth in Section 4.20(a)(iii) below.

1.23.                        General Contracts has the meaning set forth in Section 1.1(f) above.

1.24.                        Hazardous Materials has the meaning set forth in Section 4.20(a)(ii) below.

1.25.                        Intellectual Property has the meaning set forth in Section 1.1(c) above.

1.26.                        Knowledge means the knowledge that a reasonably prudent person would be expected to have under the circumstances.

1.27.                        Leased Property has the meaning set forth in Section 4.5 below.

1.28.                        Leased Real Property has the meaning set forth in Section 4.8 below.

1.29.                        Licenses has the meaning set forth in Section 4.6 below.

1.30.                        Liens has the meaning set forth in Section 2.1 below.

1.31.                        Most Recent Balance Sheet has the meaning set forth in Section 4.17 below.

1.32.                        Pension Plan has the meaning set forth in Section 4.16(a)(vii) below.

1.33.                        Permitted Liens has the meaning set forth in Section 4.10 below.

1.34.                        Personal Property Leases has the meaning set forth in Section 1.1(e) above.

1.35.                        Person means any individual, corporation, partnership (limited or general), limited liability partnership, limited liability company, trust, association or other organization or entity, as the context requires.

1.36.                        Purchaser has the meaning set forth in the preamble to this Agreement.

1.37.                        Purchase Price has the meaning set forth in Section 3.1 below.

1.38.                        Purchaser Parties has the meaning set forth in Section 10.1 below.

1.39.                        Real Property Leases has the meaning set forth in Section 4.8.

1.40.                        Related Expenses has the meaning set forth in Section 10.1(f) below.

1.41.                        Seller has the meaning set forth in the preamble of this Agreement.

1.42.                        Seller Parties has the meaning set forth in Section 10.2 below.

1.43.                        Third Party Claim has the meaning set forth in Section 10.1 below.

1.44.                        Welfare Plan has the meaning set forth in Section 4.16(a)(viii) below.

2.                                       PURCHASE AND SALE OF ASSETS

2.1.                              Purchase and Sale of the Assets.  On the Closing Date, Seller shall transfer, sell and assign to Purchaser, and Purchaser shall purchase from Seller, on the terms and subject to the conditions set forth in this Agreement, all of the Assets, other than the Excluded Assets, free and clear of all title defects, judgments, objections, security interests, liens, charges, liabilities, mortgages, easements, restrictions, reservations, tenancies, agreements or other obligations or encumbrances of any nature whatsoever (collectively, the “Liens”) other than the Permitted Liens.

2.2.                              Liabilities Assumed.  In connection with its acquisition of the Assets, Purchaser shall assume the Assumed Liabilities, but shall not assume and shall not be liable for any of the Excluded Liabilities.

3.                                       CONSIDERATION

3.1.                              Purchase Price for Assets.  For and in consideration of the Assets, at the Closing, Purchaser shall assume the Assumed Liabilities and pay Seller Eight Million Two Hundred Eighty Four Thousand Dollars ($8,284,000) (the “Purchase Price”), in the manner provided in Section 3.2 below, which Purchase Price is subject to adjustment (up or down) as follows:

(a)                                  At the Closing, Seller and Purchaser shall prepare a written statement (the “Closing Statement”) setting forth the total cash (which cash includes any cash that is part of the Adjusted Settlement Proceeds) held by Seller as of the Closing Date (the “Total Cash”). At the Closing, any adjustment to the Purchase Price, if required pursuant to this section, will be set forth on the face of the Closing Statement.

(b)                                 If as of the Closing Date Seller’s Total Cash is greater than the amount of the Adjusted Settlement Proceeds, Seller shall be entitled to distribute the Total Cash to its shareholders immediately prior to the Closing, and the Purchase Price shall be reduced in an amount equal to the difference between the Total Cash and the Adjusted Settlement Proceeds.  By way of example, if Total Cash is One Million Dollars ($1,000,000) and the Adjusted Settlement Proceeds are Six Hundred Fifty Thousand Dollars ($650,000), Seller may distribute One Million Dollars ($1,000,000) to its shareholders and the Purchase Price will be reduced by Three Hundred Fifty Thousand Dollars ($350,000).

(c)                                  If as of the Closing Date Seller’s Total Cash is less than the amount of the Adjusted Settlement Proceeds, Seller shall be entitled to distribute the Total Cash to its shareholders immediately prior to the Closing, and the Purchase Price shall be increased by an amount equal to the difference between the Adjusted Settlement Proceeds and the Total Cash.  By way of example, if Total Cash is Five Hundred Thousand Dollars ($500,000) and the Adjusted Settlement Proceeds are Six Hundred Fifty Thousand Dollars ($650,000), Seller may distribute Five Hundred Thousand Dollars ($500,000) to its shareholders and the Purchase Price will be increased by One Hundred Fifty Thousand Dollars ($150,000).

(d)                                 In the event that as of the Closing Date, Seller’s Total Cash is equal to the Adjusted Settlement Proceeds, no adjustment will be made to the Purchase Price.

(e)                                  The Purchase Price shall be further adjusted to reduce the Purchase Price by the amount of any payment made by the Seller in respect of any Excluded Liability during the period from January 29, 2003 through and including the Closing Date.

(f)                                    Any adjustment to the Purchase Price, if required pursuant to this section, will be made to the Cash Payment (set forth in Section 3.2(a) below) and will not affect the Escrow Amount.

(g)                                 The Purchase Price shall be further reduced by any amount that is deemed due and owing to Seller under the Roneda Agreement at the time of Closing; provided however, that if Seller is able to deliver a secured promissory note to Purchaser from Roneda Machine Works, Inc. at Closing in the full amount due and owing under the Roneda Agreement, in a form satisfactory to Purchaser, Purchaser shall accept that promissory note in place of reducing the Purchase Price.

(h)                                 For purposes of making any adjustments to the Purchase Price, Purchaser shall be entitled to review any financial information and documents of Seller it deems reasonably necessary, including but not limited to Seller’s bank statements, cash reconciliation statements from Seller’s bank and Seller’s check ledger.

3.2.                              Payment of Purchase Price.

(a)                                  At the Closing, Purchaser shall pay Seller the sum of Six Million Two Hundred and Thirteen Thousand Dollars ($6,213,000) (the “Cash

Payment”), by wire transfer of immediately available funds or by cashier’s or certified check, subject to adjustment as set forth in Section 3.1 above.

(b)                                 At the Closing, to secure Seller’s indemnification obligations under Section 10.1 below until eighteen (18) months following the Closing Date, Purchaser shall deliver Two Million Seventy One Thousand Dollars ($2,071,000) (the “Escrow Amount”) to an escrow agent, to be mutually selected by the Seller and Purchaser (the “Escrow Agent”), by wire transfer of immediately available funds, to be held and disbursed in accordance with the terms of an escrow agreement among Purchaser, Seller, and the Escrow Agent, the form of which is attached to this Agreement as Exhibit A.

3.3.                              Allocation of Consideration.  The aggregate consideration paid by Purchaser to Seller pursuant to this Agreement shall be allocated among the Assets, including any intangible assets, as Seller and Purchaser shall agree upon in writing prior to Closing.  The allocation of such aggregate consideration will be bargained and negotiated for, and each party agrees to report the transactions contemplated by this Agreement for federal income tax and all other tax purposes (including, without limitation, for purposes of Section 1060 of the Code) in a manner consistent with the agreed upon allocation and in accordance with all applicable rules and regulations, and to take no position inconsistent with such allocation in any administrative or judicial examination or other proceeding.  Each of Purchaser and Seller shall timely file the appropriate forms in accordance with the requirements of Section 1060 of the Code.

4.                                       REPRESENTATIONS AND WARRANTIES OF SELLER.  Seller hereby represents, warrants and covenants the following to Purchaser, with the knowledge and expectation that, in agreeing to enter into this Agreement, Purchaser is completely relying on, and in connection with the consummation of the transactions contemplated in this Agreement, will completely rely on, such representations, warranties and covenants:

4.1.                              Good Standing and Authority.  Seller is a corporation organized, validly existing and in good standing under the laws of the State of California.  Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which it is required to be so qualified except where the failure to be qualified would have a material adverse effect on Seller or the Assets. Seller has the corporate power and authority to enter into this Agreement, to enter into any and all documents contemplated in this Agreement (the “Attendant Documents”) to which it is or will be a party and to consummate the transactions contemplated in this Agreement and the Attendant Documents.  This Agreement and all of the Attendant Documents to which Seller is or will be a party, and the consummation of the transactions contemplated in this Agreement and the Attendant Documents, have been or will be, on or prior to the Closing Date, duly authorized and approved by all necessary and proper corporate action on the part of Seller, including the shareholders of the Seller.  This Agreement, and all of the Attendant Documents to which Seller is or will be a party, when executed and delivered, will constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

4.2.                              Assets.  The Assets, together with all Leased Property, constitute all of the assets which are used in connection with the operation of, or which are related to, the

Business. All of the Assets and all of the Leased Personal Property are located at the Leased Real Property.

(a)                                  The attached Schedule 1.1(a) contains a true and complete list of all material furniture, fixtures, fixed assets, material equipment, machinery, tools, dies, jigs, patterns, molds, engineering and office equipment and vehicles used in connection with the operation of or related to the Business, other than the Leased Personal Property.

(b)                                 The attached Schedule 1.1(i) contains a true and complete list of all material third party warranties and claims for warranties relating to the Business, the Assets or the Leased Personal Property.

4.3.                              Intellectual Property.  The attached Schedule 1.1(c) contains a true and complete list of all patents, patent applications, registered trademarks, applications for registered trademarks, registered service marks, applications for registered service marks, logos, common law trademarks, tradenames, tradename applications and registrations, registered copyrights and applications for registered copyrights used in connection with the operation of or related to the Business and any and all corporate and assumed names under which Seller has in the past conducted or is currently conducting the Business.  Except as set forth on the attached Schedule 4.3, Seller has the complete and unrestricted right to use and own, has good and marketable title to and has the exclusive right to assign its entire right, title and interest in and to all of the Intellectual Property, and each item of the Intellectual Property is in full force and effect except where specifically noted on Schedules 4.3 and 1.1(c).  The items comprising the Intellectual Property are the only proprietary property used or necessary in connection with the Business as presently conducted.  Except as set forth on the attached Schedule 4.3, there has been no infringement, misappropriation or misuse of any of the Intellectual Property or any other proprietary information related to the Business. There is no claim (or basis for a claim) against Seller that Seller has infringed or is infringing on any patent, trademark, trade name, copyright or other proprietary or intellectual property right of any third party or that Seller is illegally using the trade secrets or property rights of any third party. Seller has no knowledge of any facts or circumstances that might give rise to any claim of invalidity, unenforceability, or unpatentability with respect to the Intellectual Property, and to the best of Seller’s knowledge, it and its assignors have complied fully with their duty of candor and disclosure to the United States Patent and Trademark Office and other patent offices or agencies, where applicable.

4.4.                              Contracts.  The attached Schedule 4.4 identifies all material Contracts and all material contracts with Seller’s agents and independent contractors related to the Business (including Personal Property Leases and Real Property Leases), true and complete copies of all of which have been delivered to Purchaser.  Except as set forth on the attached Schedule 4.4, all of the Contracts were entered into in the ordinary course of business and are not subject to or governed by the California Franchise Relations Act.  Except as set forth on the attached Schedule 4.4, Seller has complied in all material respects with the provisions of each Contract to which it is a party, and to Seller’s knowledge, is not in default under any such contract or lease and, to the knowledge of Seller, no party to any such contract or lease has failed to comply in any material respect with, or is in default under, the provisions of such contract or lease.  Except as set forth on the attached Schedule 4.4, all extended warranty and service contracts are in the form provided to

Purchaser.  Schedule 4.4 accurately sets forth the expiration date of each extended warranty and service contract.

4.5.                              Leased Assets.  The attached Schedule 1.1(e), contains a true and complete list of the personal property used by or in connection with the Business (collectively, the “Leased Personal Property”, and together with the Leased Real Property, the “Leased Property”). Seller is the exclusive user of all of the Leased Personal Property listed on the attached Schedule 1.1(e) and all of the Leased Personal Property is located at the Leased Real Property.  Except for the Leased Personal Property, there is no personal property which is leased and which is used in connection with the operation of, or are related to, the Business.

4.6.                              Permits and Licenses.  The attached Schedule 1.1(g) lists all governmental franchises, permits, licenses or other authorizations held by Seller in connection with the Business, the Assets or the Leased Property (the “Licenses”), true and complete copies of all of which have been delivered to Purchaser.  Except as set forth on the attached Schedule 4.6, all of the Licenses are in full force and effect and are assignable or transferable to Purchaser in connection with the consummation of the transactions contemplated in this Agreement.  Except as set forth on the attached Schedule 4.6, Seller has obtained all permits, licenses, franchises and other authorizations necessary or desirable with respect to, and has complied with all laws applicable to, its operation of the Business, the ownership of the Assets or the lease of the Leased Property, and Seller has not engaged in any activity which would cause revocation or suspension of any such permits, licenses, franchises or authorizations.  Except as set forth on the attached Schedule 4.6, no action or proceeding looking to or contemplating the revocation or suspension of any such permits, licenses, franchises or authorizations is pending or threatened.

4.7.                              Real Property Owned.  Seller does not own and has never owned any real property.

4.8.                              Real Property Leased.  The attached Schedule 4.8 lists and briefly describes all real properties leased or subleased to or by Seller for use in connection with the operation of the Business (the “Leased Real Property”). Seller has delivered to Purchaser true, correct and complete copies of the leases and subleases for all land, buildings and improvements used in connection with the Business listed on the attached Schedule 4.8 (the “Real Property Leases”).  Except as set forth on the attached Schedule 4.8, with respect to each such lease or sublease:

(a)                                  the lease or sublease is legal, valid, binding, enforceable and in full force and effect;

(b)                                 neither Seller, nor any other party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the lease or sublease;

(c)                                  no party to the lease or sublease has repudiated any of its provisions;

(d)                                 there are no disputes, oral agreements or forbearance programs in effect as to the lease or sublease;

(e)                                  Seller has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered all or any portion of its interest in the leasehold or subleasehold;

(f)                                    all facilities leased or subleased under the lease or sublease have been operated and maintained in accordance with applicable laws, rules and regulations;

(g)                                 all facilities leased or subleased under the lease or sublease are supplied with utilities and other services necessary for the operation of such facilities; and

(h)                                 all facilities leased or subleased under the lease or sublease are in good operating condition, and would not, with ordinary wear and tear, require major repair or replacement during the remainder of the lease term.

Except as set forth on the attached Schedule 4.8, no property insurer or similar body has made any recommendations with respect to any parcel of Leased Real Property which have not been complied with, and all structures on the Leased Real Property meet all qualifications for “highly protected risk” classification for fire insurance purposes.  Except as set forth on the attached Schedule 4.8, and except for the properties identified in the attached Schedule 4.8, Seller has never leased or subleased any real property for use in connection with the operation of the Business.

4.9.                              Notes and Accounts Receivable.  The attached Schedule 1.1(j) contains a true and complete list of all notes and accounts receivable of Seller that are related to the Business, as of two (2) business days preceding the date of this Agreement.  At the Closing, Seller shall deliver to Purchaser a true and complete list of all its notes and accounts receivable that are related to the Business as of two (2) business days prior to the Closing Date. Except as set forth on the attached Schedule 4.9, all notes and accounts receivable of Seller related to the Business are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, are current and collectible and will be collected substantially in accordance with their terms and at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet, as adjusted for the passage of time through the Closing Date in accordance with generally acceptable accounting principles consistently applied.

4.10.                        Liens.  Except as set forth on the attached Schedule 4.10(a), Seller owns and has good, marketable and unencumbered title to, or an unencumbered interest in, each item comprising the Assets, free and clear of any and all Liens. Except for the Liens identified on the attached Schedule 4.10(b) (the “Permitted Liens”), all of the Liens identified on the attached Schedule 4.10(a) will be released at the Closing.

4.11.                        Good Condition.  Except as set forth on the attached Schedule 4.11, to the knowledge of Seller, all facilities used in connection with the operation of the Business, all of the Assets and all of the Leased Personal Property are currently operating for their respective intended uses and need no major repairs.

4.12.                        Litigation.  Except as set forth on the attached Schedule 4.12, there are no actions, suits, investigations or proceedings pending or, to the knowledge of Seller, threatened against Seller, the Business, the Assets or the Leased Property, at law

or in equity, before any federal, state, municipal or other governmental department, commission, board, agency, court or instrumentality which could affect, in any way, the Business, the Assets or the Leased Property.  Except as set forth on the attached Schedule 4.12, Seller is not in default with respect to or in violation of any order, writ, injunction or decree of any court or other governmental department, commission, board, agency or instrumentality which relates or could relate to, or the default with respect to which or the violation of which could materially affect, the Business, the Assets or the Leased Property in any way.

4.13.                        Compliance with Applicable Laws and Regulations.  Except as set forth on the attached Schedule 4.13, Seller has complied in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements imposed by any governmental authority applicable to it in connection with the operation of the Business, the ownership of the Assets or the lease of the Leased Property.

4.14.                        Employees.  The attached Schedule 4.14 contains a complete and accurate list of Seller’s current employees employed by the Business (the “Employees”) and, with respect to each Employee, his or her salary or hourly rate currently in effect.  Except as set forth on the attached Schedule 4.14, all such Employees are actively at work, and no such Employee is currently on leave of absence, layoff, military leave, suspension, sick leave, workers’ compensation, salary continuance or short or long term disability or otherwise not actively performing his or her work during all normally scheduled business hours.

4.15.                        Employee Relations.  Except as set forth on the attached Schedule 4.15, there are no written or oral collective bargaining or other employment agreements or understandings with or affecting any Employee.  Except as set forth on the attached Schedule 4.15, hours worked by, and payments made to, all Employees and all former employees of Seller employed by the Business (“Former Employees”) have been in compliance with the Fair Labor Standards Act, and other applicable federal, state or local laws.  Except as set forth on the attached Schedule 4.15, all payments determined to be due from Seller on account of any Employee’s work, health or welfare insurance, under any agreement, whether oral or written, will have been paid as of the Closing Date.  Any amounts due to or with respect to all Employees, including health and welfare or workers compensation benefits, incurred prior to the Closing Date, which cannot be determined on or before the Closing Date, shall be paid by Seller immediately on determination, and Purchaser shall not, in any way, be deemed to be liable for any such amounts. Except as set forth on the attached Schedule 4.15, there are no vacation monies which have been earned by any Employee under any agreement, whether oral or written, that have not been paid, nor are there any severance payments which could become payable by Purchaser under the terms of any oral or written agreement or commitment.  Except as disclosed pursuant to Section 4.16 below, Seller does not have any pension, profit sharing, retirement or similar plan, or other employee benefit plan, in effect.  Except as set forth on the attached Schedule 4.15, (i) there is no unfair labor practice charge or complaint concerning the Business or any Employee pending before any governmental agency in any jurisdiction in which Seller conducts business; (ii) there is no labor strike or material slowdown, work stoppage, lockout or other collective labor action actually pending or threatened against or affecting the Business, and Seller has not experienced any strike or material slowdown, work stoppage, lockout or other collective labor action in connection with the Business by or with respect to any Employees; (iii) there is no representation claim or petition concerning the

Business or any Employee pending before any governmental agency in any jurisdiction in which Seller conducts business, and no question concerning representation exists relating to the Employees; (iv) there are no charges with respect to or relating to the Business pending before the Equal Employment Opportunity Commission or any agency in any jurisdiction in which Seller conducts business responsible for the prevention of unlawful employment practices; (v) Seller has not received formal notice from any governmental agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of the Business and no such investigation is currently in progress; and (vi) to the knowledge of Seller, no key Employee or group of Employees has any plans to terminate employment with Seller prior to Closing or to refuse employment with the Purchaser after Closing.

4.16.                        Employee Benefits.

(a)                                  Definitions:  For purposes of this Agreement, the following words and phrases shall have the meanings set forth below:

(i)                                     “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

(ii)                                  “Code” shall mean the Internal Revenue Code of 1986, as amended;

(iii)                               “Controlled Group” shall mean a group of corporations, trades or businesses, or a combination thereof, described in Section 4.16(b) below;

(iv)                              “Controlled Group Member” shall mean a corporation, trade or business that is a part of the same Controlled Group as Seller;

(v)                                 “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(vi)                              “Employee Benefit Plan” shall mean and include any Pension Plan, Welfare Plan and any bonus, severance, deferred compensation, annuity, retirement, stock option, stock purchase, executive compensation, incentive compensation, educational assistance, insurance or other plan or arrangement providing benefits to employees of Seller or any Controlled Group Member, including any similar plan allowed by any foreign law;

(vii)                           “Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA;

(viii)                        “Pension Plan” means any employee pension benefit plan as defined in Section 3(2) of ERISA;

(ix)                                “Plan” has the meaning set forth in Section 4.16(c) below; and

(x)                                   “Welfare Plan” means any employee welfare benefit plan as defined in Section 3(1) of ERISA.

(b)                                 Controlled Group:  Seller is not now, has ever been or will be at any time prior to the Closing Date, a member of: (i) a controlled group of corporations, as defined in Section 414(b) of the Code; (ii) a group of trades or businesses under common control as defined in Section 414(c) of the Code; (iii) an affiliated service group as defined in Section 414(m) of the Code; (iv) a group of businesses referred to in Section 414(o) of the Code; (v) a group of trades or businesses under common control as defined in Section 4001(b) of ERISA; or (vi) any other group under the law, rules or regulations of a foreign country similar to (i) through (v).

(c)                                  Seller’s Employee Benefit Plans and Documents:  The attached Schedule 4.16 lists each and every Employee Benefit Plan which Seller maintains, sponsors, participates in or contributes to or with respect to which Seller has or is reasonably expected to have any liability or potential liability, whether or not such plan is terminated, frozen or transferred to another party (each plan so listed or required to be so listed is referred to hereinafter individually as a “Plan” and collectively as the “Plans”). With respect to each Plan, Seller has provided or prior to the Closing will provide to Purchaser true and correct copies, to the extent applicable, of the following:  (i) all material documents pursuant to which the Plan is maintained, administered and funded; (ii) the past three (3) years of Form 5500 (Annual Report) with schedules and attachments; (iii) collective bargaining agreements or contracts and all amendments thereto; (iv) with regard to each Plan that is a self-funded Welfare Plan, experience and enrollment data for the prior three (3) plan years as well as documentation and calculations demonstrating the present value of accrued obligations under such plans as of the Closing Date; (v) agreements with respect to leased or temporary employees; (vi) all governmental rulings and pending requests for rulings; (vii) the most recent Internal Revenue Service determination letters; and (viii) a list of all COBRA qualified beneficiaries (including COBRA qualified beneficiaries who are either receiving or are entitled to elect to receive COBRA benefits), the date of each qualified beneficiary’s qualifying event, the nature of the qualifying event, the date as of which the maximum COBRA period will end and the cost of such qualified beneficiary’s COBRA coverage.

(d)                                 401(k) Plan; No Title IV, Multiemployer, Multiple-Employer, Retiree Welfare or Special COBRA Liabilities.  The only Pension Plan Seller maintains and with respect to which Seller has any liability or potential liability is the GeneMachines Employee 401(k) Savings Plan (the “401(k) Plan”). Seller does not contribute to, have any obligation to contribute to or otherwise have any liability or potential liability with respect to (i) any Pension Plan that is subject to Title IV of ERISA or to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, (ii) any Multiemployer Plan, (iii) any Employee Benefit Plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413(c) of the Code (and regulations promulgated thereunder), (iv) any Welfare Plan which provides health, life insurance, accident or other “welfare-type” benefits to current or future retirees or current or future former employees, their spouses or dependents, other than in accordance with COBRA or applicable state continuation coverage law, or (v) any Welfare Plan providing COBRA benefits with respect to any individual who is not a former employee of Seller or the spouse or other dependent of an employee or former employee of Seller.

(e)                                  Change of Control Liabilities.  Except as disclosed in the attached Schedule 4.16, none of the Employee Benefit Plans obligates Seller to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a “change in control,” as such contemplated by Section 280G of the Code.

(f)                                    Legal Compliance.  Each Plan and all related trusts, insurance contracts, and funds have been established, maintained, administered and funded in compliance in all respects with the terms and conditions of such Plan and with all applicable laws and regulations.  Neither Seller nor any other person has engaged in any transaction with respect to any Plan which could subject Seller or Purchaser to any tax or penalty, including, without limitation, any tax or penalty imposed by ERISA or the Code.  No actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands with respect to the Plans (other than routine claims for benefits which have been timely satisfied) are pending or threatened, and Seller has no knowledge of any facts which could give rise, or be expected to give rise, to any actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands. There has been no governmental audit or investigation of any Plan and no governmental audit or investigation of any Plan is on going, pending or threatened.

(g)                                 Tax Qualification and Determination Letters.  Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service as to the qualification under the Code of such Plan and the tax-exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax-exempt status of such related trust.

(h)                                 Contributions Timely Made; Funding.  With respect to the 401(k) Plan, all employee salary deferral contributions have been delivered to the applicable trust or insurance contract established thereunder within the period required by 29 C.F.R. §2510.3-102 and all other contributions to the 401(k) Plan have been made timely in accordance with the terms of such plan and applicable law. With respect to each other Plan, all required or recommended payments, premiums, contributions, reimbursements or accruals have been made timely in accordance with the terms of such plan and applicable law. No Plan has any material unfunded liabilities

(i)                                     Termination and Amendment.  Each Plan is, and shall be through the Closing Date, terminable, and/or subject to amendment by Seller, at the discretion of Seller, with no liability for benefits incurred after such termination or inconsistent with the terms of any amendment after its effective date.

4.17.                        Financial Information.  Set forth on the attached Schedule 4.17 are: (i) the unaudited balance sheet of the Business as of December 31, 2002 (the “Most Recent Balance Sheet”) and the related statements of income and expenses, cash flow, and notes thereto, for the period then ended (collectively, the “Unaudited Financial Statements”); and (ii) the audited balance sheets of Seller as of December 31, 2001, December 31, 2000, and December 31, 1999, and the related statements of income and expenses, cash flow for the years then ended (the “Audited Financial Statements”, and together with the Unaudited Financial Statements, the “Financial Statements”).  Except as set forth on Schedule 4.17, all of the Financial Statements (i) are true, correct and complete in all material respects; (ii) have been prepared in accordance with generally accepted accounting principles applied consistently with all corresponding prior fiscal periods of Seller; and (iii) present fairly the financial condition, results of operation and cash flows of the Business as of the dates and for the periods indicated. The Financial Statements and the attached Schedule 4.18 make substantially full and adequate provision for all obligations, liabilities or commitments, whether fixed or contingent, and doubtful accounts receivable of Seller.

4.18.                        No Undisclosed Liabilities.  Except as and to the extent set forth on the attached Schedule 4.18 or reflected in the Financial Statements, and except for current liabilities incurred by Seller in connection with the operation of or with respect to the Business in the ordinary course since the date of the Most Recent Balance Sheet and the Assumed Liabilities, Seller has no debts, liabilities or obligations of any nature or kind (whether absolute, accrued, contingent, unliquidated or otherwise, whether or not known to Seller, whether due or to become due and regardless of when asserted) arising out of transactions entered into, at or prior to the Closing, or any action or inaction at or prior to the Closing or any state of facts existing at or prior to the Closing and which could affect, in any way, the Business, the Assets or the Leased Property.  Except as set forth on the attached Schedule 4.18, Seller has no knowledge of any existing, proposed or threatened change that could have a material adverse impact on the Business or the future prospects of the Business.  Other than as disclosed on the attached Schedule 4.18, Seller is not obligated to compensate any inventors under its Invention Incentive Plan.

4.19.                        Tax Matters. Seller has duly filed all tax returns and reports required to be filed by it, including, where applicable, all federal, foreign, state, county and local income, gross receipts, excise, import, property, franchise, ad valorem, license, sales, use, and withholding tax reports and returns.  Such returns and reports have been prepared in compliance with all applicable laws and regulations and are complete and correct in all respects.  Seller has duly paid, or accrued on its books of account and will pay when due, all taxes, duties and charges due or assessed against it, the Business or the Assets.  There are not now, nor on the Closing Date will there be, any assessments, charges, paybacks or obligations requiring payment of any nature or description against any of the Assets which remain unpaid, except for current taxes not yet due or payable and except for the liabilities to be assumed by Purchaser pursuant to Section 1.2.

4.20.                        Environmental, Health and Safety Matters.

(a)                                  Definitions.  As used in this Agreement, the following terms have the following meanings:

(i)                                     “Environmental Laws” means any and all international, federal, state, and local statutes, laws, regulations, ordinances, orders, common law, and similar provisions having the force or effect of law, concerning public health or safety, worker health or safety or pollution or protection of the environment, including but not limited to, the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Resource Conservation Recovery Act (“RCRA”), 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq., whether currently in existence or hereafter enacted or which govern: (i) the existence, cleanup, removal and/or remedy of contamination or threat of contamination on or about owned or leased real property; (ii) the emission or discharge of Hazardous Materials into the environment; (iii) the control of Hazardous Materials; or (iv) the use, generation, transport, treatment, storage, disposal, removal, recycling, handling or recovery of Hazardous Materials, including building materials.

(ii)                                  “Hazardous Materials” means any material or substance: (i) which is or becomes defined as a “hazardous substance”, “pollutant” or “contaminant” pursuant to CERCLA and amendments thereto and regulations promulgated thereunder; (ii) containing gasoline, oil, diesel fuel or other petroleum products, or fractions thereof; (iii) which is or becomes defined as a “hazardous waste” pursuant to RCRA and amendments thereto and regulations promulgated thereunder; (iv) containing polychlorinated biphenyls (PCBs); (v) containing asbestos; (vi) which is radioactive; (vii) which is biologically hazardous; (viii) the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance or policy; (ix) which is or becomes defined as a “hazardous waste”, “hazardous substance”, “pollutant” or “contaminant” or other such terms used to define a substance having an adverse effect on the environment under any federal, state or local statute, regulation or ordinance; (x) any toxic, explosive, dangerous, corrosive or otherwise hazardous substance, material or waste which is or becomes regulated by any federal, state or local governmental authority or (xi) which causes a nuisance upon or waste to real property.

(iii)                               “Environmental Reports” means any and all environmental review and assessment reports which Seller has ever caused to be prepared or has ever received with respect to the Leased Real Property or any other parcel or real property ever owned, leased or operated by Seller or any subsidiary, affiliate or predecessor in interest of Seller for use by or in connection with the Business (“Former Property”).

(b)                                 Seller has provided Purchaser with true, correct and complete copies of all Environmental Reports.

(c)                                  Except as set forth in the Environmental Reports or on the attached Schedule 4.20:

(i)                                     Seller has not received notice, and Seller does not have any information which indicates that it will be receiving notice, of proceedings, claims or losses relating to violations or alleged violations by Seller of any Environmental Laws relating to the

Business or relating to the presence, discharge, release or disposal of Hazardous Materials on the Real Property, the Former Property or any property adjoining the Real Property or the Former Property;

(ii)                                  Seller has not received notice as a potentially responsible party for any facility, site or location pursuant to CERCLA or other similar Environmental Law relating to the Business;

(iii)                               Seller and its predecessors in interest are and have been in compliance with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements and obligations established under the requirements of Environmental Laws relating to the Business, except where such noncompliance would not have any reasonable likelihood, singly or in the aggregate, of materially adversely affecting the financial condition, operations, assets, business or properties of the Business, taken as a whole;

(iv)                              Seller and its predecessors in interest have timely filed all notices, reports and other submissions required under all Environmental Laws, except for such notices, reports or other submissions with respect to which the failure to so file would not have any reasonable likelihood, singly or in the aggregate, of materially adversely affecting the financial condition, operations, assets, business or properties of the Business, taken as a whole;

(v)                                 the Former Property has been, is and continues to be owned and operated in compliance with all Environmental Laws, in each case except for such violations which would not have any reasonable likelihood, singly or in the aggregate, of materially adversely affecting the financial condition, operations, assets, business or properties of the Business, taken as a whole, and the Real Property has been leased and operated by Seller and its predecessors in interest in compliance with all Environmental Laws, in each case except for such violations which would not have any reasonable likelihood, singly or in the aggregate, of materially adversely affecting the financial condition, operations, assets, business or properties of the Business, taken as a whole;

(vi)                              Seller has been issued all permits, certificates, approvals, licenses and other authorizations required under all Environmental Laws, has timely applied therefore and is and continues to be in compliance therewith and Seller and its predecessors in interest have had all such required permits, and other authorizations and have been in compliance therewith, in each case except for such permits and other authorizations with respect to which the failure to obtain or to comply with which would not have any reasonable likelihood, singly or in the aggregate, of materially adversely affecting the financial condition, operations, assets, business or properties of the Business, taken as a whole;

(vii)                           neither Seller nor any predecessor in interest of Seller nor any other person has ever caused or suffered any Hazardous Materials to be disposed onto or into soils of the Leased Real Property or the Former Property which would have any reasonable likelihood, singly or in the aggregate, of materially adversely affecting the financial condition, operations, assets, business or properties of the Business;

(viii)                        there is no contamination in soils or groundwater of or beneath the Leased Real Property or the Former Property above levels that exceed remediation standards based on regulations, guidances or risk-based criteria warranting studies or remediation or both which would have any reasonable likelihood, singly or in the aggregate, of materially adversely affecting the financial condition, operations, assets, business or properties of the Business, taken as a whole;

(ix)                                there have not been and there are no underground storage tanks, active or abandoned, on or under the Leased Real Property or the Former Property which have not been removed together with any associated contaminated media in accordance with currently applicable requirements;

(x)                                   no conditions exist at or on or under the Leased Real Property or the Former Property which, with the passage of time or the giving of notice or both, would give rise to liability under any Environmental Law or any common law which would have any reasonable likelihood, singly or in the aggregate, of materially adversely affecting the financial condition, operations, assets, business or properties of the Business, taken as a whole;

(xi)                                neither Seller nor any predecessor in interest of Seller has arranged for the transportation, treatment or disposal of any waste that was disposed of or treated at any site listed on any federal CERCLA or state list or other lists of hazardous substances sites;

(xii)                             there are no Liens under Environmental Laws on any of the Assets, any of the Leased Property or any of the Personal Property Leases, and no government actions have been taken or are in process which could subject any of such properties or assets to such liens;

(xiii)                          there have been no environmental investigations, audits, reviews or assessments of the Real Property or the Former Property which have not been provided to Purchaser; and

(xiv)                         without limiting the generality of the foregoing, there are no other facts, events or conditions relating to the past or present operations, properties or facilities of Seller or the Business which would give rise to any material liability or investigatory, corrective or remedial obligation under any Environmental Laws.

4.21.                        Consents, Approvals and Authorizations.  Except as set forth on the attached Schedule 4.21, no consent, approval or authorization of, or designation, declaration or filing with, or notice to, any governmental authority, or any lenders, lessors, creditors, shareholders or others, is required on the part of Seller in connection with the valid execution and delivery of this Agreement and the Attendant Documents or the consummation of the transactions contemplated in this Agreement and the Attendant Documents without breach or violation of any agreement, lease, indenture or other instrument, or any judgment, decree, order, award, law, rule or regulation applicable to or affecting Seller, the Business, the Assets or the Leased Property, other than any consent, approval, authorization, designation, declaration, filing or notification which, if not obtained or made would not have a material adverse effect on the Business, the Assets or the Leased Property.  Prior to the Closing, Seller shall properly obtain, perform or give all of the consents, approvals, authorizations, designations, declarations, filings and notices set forth on the attached Schedule 4.21, and as of the Closing, Seller shall have given Purchaser’s counsel copies or adequate evidence of all such consents, approvals, authorizations, designations, declarations, filings and notices.

4.22.                        Insurance.  Except as set forth on the attached Schedule 4.22, Seller has maintained and now maintains insurance with respect to the Assets it owns, the Leased Property it leases and the Business, covering property damage by fire or other casualty, and against such liabilities, claims and risks, including, without limitation, product liability and workers compensation, and in such amounts as is customary or appropriate in the industry.  The attached Schedule 4.22 contains a true and correct summary of all such insurance policies now maintained by Seller setting forth the names of the insured and the insurer, policy numbers, the types of coverage, premium payments or basis of payment, deductible amounts and limits of coverage.  Except as set forth on the attached Schedule 4.22, no such policy of insurance is subject to any deductible, self-insured retention, retrospective rating agreement, indemnification agreement or any other method or device by which the insured person is subject to all or any part of the liability for any or all claims.  Concurrently with or prior to the execution of this Agreement, Seller has delivered to Purchaser or Purchaser’s counsel true, correct and complete copies of all such insurance policies.  Except as set forth in the attached Schedule 4.22, all such insurance policies will be in full force and effect through the Closing Date.  Except as set forth on the attached Schedule 4.22, there is no state of facts and no event has occurred forming the basis for any present property, casualty or fidelity claim against Seller which is not fully covered by insurance.  The attached Schedule 4.22 contains loss runs for the last five (5) years setting forth all property, general and products liability and workers compensation claim activity against the Business, including the date and place of the occurrence, the claimant’s name, reserves, amounts paid, a brief description of the incident and whether the claim is open or closed.  Except as set forth on the attached Schedule 4.22, Seller has no knowledge of any occurrence, circumstance, or event which could reasonably be expected to result in any such claim.

4.23.                        Recent Conduct of Business.  Except as set forth on the attached Schedule 4.23, since the date of the Most Recent Balance Sheet:

(a)                                  there has not been any material adverse change in the Business, the operations or condition (financial or otherwise) of the Business or in the Assets or the Leased Property, or any affairs, prospects or other matters concerning Seller;

(b)                                 Seller has caused the Business to be conducted only in the ordinary course;

(c)                                  Seller has not issued, or agreed to issue, any additional shares of its capital stock or any options or other rights to acquire any shares of its capital stock;

(d)                                 except in accordance with consistent prior practice and in the ordinary course, Seller has not made any change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable or to become payable to any Employee, director or agent of Seller, or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay to any Employee, director or agent of Seller, except in the ordinary course of its business consistent with past practice;

(e)                                  Seller and its shareholders (as applicable) have not:

(i)                                     entered into any agreement, contract or other document relating, directly or indirectly, to Seller’s capital stock, Seller, the Assets or the Business, except in the ordinary course of Seller’s business;

(ii)                                  sold or transferred or agreed to sell or transfer any assets of the Business, other than inventories in the ordinary course of business;

(iii)                               subjected any of the Assets or any of the Leased Property to, or permitted any of the Assets or any of the Leased Property to become subject to, any Lien other than in the ordinary course;

(iv)                              made any capital purchases or expenditures in excess of $25,000, or made any purchase orders for inventory in excess of $100,000;

(v)                                 paid, discharged or satisfied any claim or liability outside of the ordinary course of business;

(vi)                              authorized a liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization of the Seller;

(vii)                           made any distribution of any Asset to any employee, shareholder, director or other Person, outside the ordinary course of business, or made any bonus, severance payment or dividend to any shareholder or employee; or

(viii)                        entered into any agreement or commitment (other than this Agreement or any arrangement provided for or contemplated in this Agreement) to take any of the types of action described in subsections (i) through (vii) of this Section 4.23(e).

(f)                                    Seller has used its reasonable best efforts to preserve intact its business organization, employee base and relationships with third parties, such as customers and suppliers.

4.24.                        Condition of Inventory.  The inventory of the Business is, and the work-in-process of the Business, when completed, will be, merchantable, fit for the purpose for which it was procured or manufactured, useable and saleable in the ordinary course of business. Such inventory is not, and such work-in-process, when completed, will not be, obsolete or surplus.  Such inventory and work-in-process is carried on the Most Recent Balance Sheet at an amount not in excess of the lower of cost or net realizable value.  As used in the foregoing sentences, “obsolete” refers to inventory which is not, or work-in-process which, when completed, will not be, useable or saleable because of legal restrictions, failure to meet specifications, loss of market, damage, physical deterioration or any other cause whatsoever, and “surplus” refers to inventory which does not, or work-in-process which, when completed, will not, exceed known or anticipated requirements in the reasonable business judgment of Seller.

4.25.                        Non-Violative Agreement.  Neither the execution and delivery of this Agreement or the Attendant Documents to which Seller is a party nor the consummation of the transactions contemplated in this Agreement or the Attendant Documents will conflict with, result in the breach or violation of or constitute a default under the terms, conditions or provisions of Seller’s Articles of Incorporation or Bylaws, or any other agreement or instrument to Seller is a party, or by which Seller may be bound or to which Seller may be subject.

4.26.                        Disclosure.  No representation or warranty by Seller contained in this Agreement and no statement contained in any of the Attendant Documents or any other certificate or instrument furnished or to be furnished pursuant to this Agreement or in connection with the transactions contemplated in this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact, necessary in order to make any of the statements not misleading, or necessary in order to provide Purchaser with all pertinent information regarding the Business, the Assets and the Leased Property.

4.27.                        Brokerage or Finder’s Fee. Except for SG Cowen Securities Corporation (“SG Cowen”), no broker, finder, agent or similar intermediary has acted for or on behalf of Seller or its affiliates in connection with this Agreement or the transactions contemplated hereby and, except for the fee payable to SG Cowen, no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Seller or its affiliates or any action taken by Seller or its affiliates.

5.                                       REPRESENTATIONS AND WARRANTIES OF PURCHASER.  Purchaser hereby represents, warrants and covenants the following to Seller, with the knowledge and expectation that, in agreeing to enter into this Agreement, Seller is completely relying on, and in connection with the consummation of the transactions contemplated in this Agreement, will completely rely on, such representations, warranties and covenants:

5.1.                              Good Standing and Authority.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Purchaser has the corporate power and authority to enter into this Agreement and the Attendant Documents to which it is a party and to consummate the transactions contemplated in this Agreement and such Attendant Documents.  This Agreement and all of the Attendant Documents to which Purchaser is a party, and the consummation of the transactions contemplated in this Agreement, have been or will be, on or prior to the Closing Date, duly authorized and approved by all necessary and proper corporate action on the part of Purchaser.  This Agreement, and all of the Attendant Documents to which Purchaser is a party, as the case may be, when executed and delivered, will constitute legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms.

5.2.                              Non-Violative Agreement.  Neither the execution and delivery of this Agreement and the Attendant Documents to which Purchaser is a party nor the consummation of the transactions contemplated in this Agreement will conflict with, result in the breach or violation of or constitute a default under the terms, conditions or provisions of either Purchaser’s Certificate of Incorporation or Bylaws or any other agreement or instrument to which Purchaser is a party, or by which Purchaser is bound or to which it is subject.

5.3.                              Brokerage or Finder’s Fee.  No broker, finder, agent or similar intermediary has acted for or on behalf of Purchaser in connection with this Agreement or the transactions contemplated hereby and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Purchaser or any action taken by Purchaser.

6.                                       ADDITIONAL AGREEMENTS AND COVENANTS; SURVIVAL.

6.1.                              Use of Seller’s Name.  From and after the Closing Date, Purchaser shall be entitled to use the name “GeneMachines”, and any and all other assumed names under which Seller has conducted, or is conducting, the Business, and any and all derivations or variations of any of the foregoing.

6.2.                              Notice of Material Developments.  Each Party shall give prompt written notice to the other Parties of any (i) representation or warranty contained in this Agreement which was true as of the date of this Agreement, but which has subsequently become untrue, (ii) breach of any covenant under this Agreement by such Party, and (iii) any other material development affecting the ability of such Party to consummate the transactions contemplated in this Agreement.

6.3.                              Survival.  The representations and warranties set forth in Sections 4 and 5 of this Agreement shall survive for a period of eighteen (18) months after the Closing Date; provided, however, that the representations and warranties contained in Sections 4.1, 4.10, 4.21, 4.25, 4.27, 5.1, 5.2 and 5.3 shall survive indefinitely and the representations and warranties contained in Sections 4.13, 4.16, 4.19 and 4.20 shall survive until six (6) months after the expiration of the applicable statute of limitations.  Any claim that is made before the applicable survival period expires will survive until fully and finally resolved.

6.4.                              Right to Audit Year-End Financial Statements.  Purchaser shall have the right to audit all or any of the Financial Statements, as well as Seller’s financial statements for the period ending on the Closing Date, if such an audit or audits is or are required by any law or rule or regulation applicable to Purchaser or Purchaser’s parent, any governmental or regulatory agency or organization, any securities exchange, stock market or similar organization, any underwriter or placement agent or any of Purchaser’s lenders, or if Purchaser, acting in its reasonable discretion and in good faith, determines that it needs to obtain such audit or audits in order to meet, in a timely manner, any anticipated requirement which may be imposed by any such agency, organization, exchange, market, underwriter, placement agent or lender.  Seller shall cooperate with Purchaser in respect of such audits and shall provide Purchaser and its employees, independent accountants, attorneys and other advisors with such information as is necessary, proper, convenient or desirable in order to complete such audits or for Purchaser to prepare and audit its financial statements covering or including all or any part of the period between January 1, 1999 and the Closing Date.  In furtherance of this obligation, Seller agrees that at Purchaser’s request, Seller will make its employees, independent accountants, attorneys, books, records and other financial information available to Purchaser and its representatives, but only to the extent necessary, proper, convenient or desirable in order to complete such audits or to prepare and audit such additional financial statements. Seller acknowledges that time is of the essence with respect to its obligations under this Section 6.4, and Seller agrees that it will perform in a commercially reasonable manner, and that it will cause its employees, independent accountants and attorneys to perform, its obligations under this Section as quickly as is reasonably possible after Purchaser’s request.  No provision of this Section 6.4 shall require, or be construed so as to require, Seller to waive any attorney-client privileges to which it is lawfully entitled.

6.5.                              Duty to Cooperate.  Seller shall cooperate with Purchaser and its advisors in connection with any filings to be made by Purchaser or its affiliates, including, without limitation, filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or pursuant to state securities laws, and shall furnish all information required in connection therewith.  Such cooperation shall include, but not be limited to, obtaining any consent to inclusion of Seller’s financial statements and the reports of Seller’s  independent public accountants with respect thereto in any filing made pursuant to any federal or state securities laws (and any public disclosure related thereto).

6.6.                              Conduct of Business Prior to Closing.  From the date hereof until the Closing, the Seller shall (a) conduct its business and operations in the manner in which the same have heretofore been conducted, other than as contemplated by this Agreement or otherwise disclosed to Purchaser (b) use its reasonable best efforts to (i) preserve its business organization intact, (ii) preserve its relationships with customers, suppliers and others having dealings with the Seller; (c) maintain its properties in customary repair, order and condition, reasonable wear and tear excepted, and maintain insurance of such types and in such amounts upon all of its properties and with respect to the conduct of its business as are in effect on the date of this Agreement. From the date of this Agreement until the Closing Date, the Seller shall not, with the prior written consent of the Purchaser:

(a)                                  authorize or issue any shares of its capital stock or any other securities or declare, set aside or pay any dividend or distribution with respect to its capital stock or redeem or repurchase or otherwise acquire any of its capital stock;

(b)                                 enter into any agreement, contract or other document relating, directly or indirectly, to Seller’s capital stock, Seller, the Assets or the Business, except in the ordinary course of Seller’s business;

(c)                                  sell or transfer or agree to sell or transfer any assets of the Business, other than inventories in the ordinary course of business;

(d)                                 subject any of the Assets or any of the Leased Property to, or permit any of the Assets or any of the Leased Property to become subject to, any Lien other than in the ordinary course;

(e)                                  make any capital purchases or expenditures in excess of $25,000, or make any purchase orders for inventory in excess of $100,000;

(f)                                    pay, discharge or satisfy any claim or liability outside of the ordinary course of business;

(g)                                 authorize a liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization of the Seller;

(h)                                 make any distribution of any Asset to any employee, shareholder, director or other Person, outside the ordinary course of business, or make any bonus, severance payment or dividend to any shareholder or employee or increase the rate of compensation of employee or agree to pay any employee any bonus, extra compensation or severance except consistent with past practice; or

(i)                                     enter into any agreement or commitment (other than this Agreement or any arrangement provided for or contemplated in this Agreement) to take any of the types of action described in this Section 6.6.

6.7.                              Return of Assets.  Seller shall use its best efforts to secure the return of two (2) OmniGrid Accent microarrayers to Seller’s facility prior to Closing.  Such microarrayers have been loaned to third parties, as listed on Schedule 4.2.

6.8.                              Fictitious Business Name.  Seller shall use its best efforts and shall assist Purchaser to secure the use of GeneMachines as a fictitious business name, in the areas currently used by Seller.

7.                                       Employee Matters

7.1                                 Right to Hire.   Purchaser may, but is not obligated to, offer employment to any or all of Seller’s employees on any terms Purchaser chooses.  No provision of this Agreement is intended to or shall confer on any employee any right to continued employment after the Closing Date.  Seller will terminate those of its employees to whom Purchaser has chosen to offer employment on or as of the Closing Date, and will pay all such terminated employees any amounts due through the Closing Date for accrued wages and benefits and any other claims or obligations related to employment prior to the Closing Date. Employees of Seller who become employees of Purchaser on or after the Closing Date are hereinafter referred to as the “Hired Employees.”

7.2.                              No Obligation Under Plans or Other Liability.  Purchaser shall assume no liability or obligation arising under or pursuant to Seller’s Employee Benefit Plans, whether for current, former or retired employees of Seller.  Seller shall indemnify and hold Purchaser harmless from any obligation or liability incurred or arising with respect to Seller’s Employee Benefit Plans.

7.3.                              Workers’ Compensation Claims.  Seller is and shall be fully responsible and liable for all workers’ compensation benefits payable to the Employees for any claim for such benefits arising as the result of an injury or occupational disease sustained while employed by Seller. Seller acknowledges that Purchaser shall have no greater obligation with respect to hiring any Employees who, as of the Closing Date, are on workers’ compensation leave than it shall have to any other Inactive Employee.  However, on reasonable notice and during normal business hours, Purchaser shall make its employees available to Seller for the purposes of defending workers’ compensation claims by employees.

7.4.                              WARN Obligation.  Seller is solely responsible for any notices required to be provided under, and all other obligations (including payments) arising under or pursuant to the Worker Adjustment and Retraining Notification Act.

7.5.                              Employee Transition.  Purchaser and Seller will develop certain mutually accepted employee transition arrangements prior to Closing with respect to those employees of Seller that Purchaser hires based, among other things, on Purchaser’s and Seller’s continuing review and the various employee benefit plans and employment practices of Seller.

7.6.                              Additional Agreements.

(a)                                  COBRA.  Seller shall retain, bear and discharge all of Seller’s COBRA liabilities, and, except as expressly provided in paragraph (b) of this Section 7.6, Purchaser shall assume no liability whatsoever for COBRA with respect to any employee or former employee of Seller or any spouse or dependent (or former spouse or former dependent) thereof. For purposes of satisfying Seller’s COBRA obligations, from and after the Closing, Seller shall continue to maintain its Welfare Plans that are group health and dental plans (collectively, “Seller’s Health Plans”) until the earlier of (i) the date on which the COBRA coverage of the last remaining COBRA qualified beneficiary (as such term is defined in COBRA) under Seller’s Health Plans ends pursuant to COBRA for any permitted reason other than Seller’s termination of such Plans or (ii) the last day of the 36th month after the commencement of COBRA coverage of the COBRA qualified beneficiary under Seller’s Health Plans whose COBRA coverage, among all of Seller’s COBRA qualified beneficiaries’ coverage,  is the last to commence.

(b)                                 Purchaser’s Health Plan(s).  Effective as soon as reasonably practicable after the Closing Date, Purchaser shall establish Welfare Plans that provide group health and dental insurance coverage for the benefit of the Hired Employees (“Purchaser’s Health Plans”). Seller agrees to provide reasonable assistance to Purchaser for Purchaser to establish Purchaser’s Health Plans. With respect to each Hired Employee who elects COBRA coverage under Seller’s Health Plans, for the period from the Closing Date until Purchaser’s Health Plans have been established and the Hired Employees are eligible for coverage thereunder, Purchaser shall pay such Hired Employees’ COBRA premiums under Seller’s Health Plans.

(c)                                  Termination of 401(k) Plan.  Effective as of the later of the Closing Date or the date as of which Seller has terminated the employment of all of Seller’s employees, Seller shall terminate the 401(k) Plan. As soon as reasonably practicable after such 401(k) Plan termination date, but in no event later than ninety (90) days after such termination date, Seller shall apply for a final favorable determination letter from the Internal Revenue Service as to the 401(k) Plan’s tax-qualified status upon termination. Seller shall properly distribute all of the 401(k) Plan’s assets and satisfy all other obligations concerning the 401(k) Plan. Seller shall terminate each of its other Employee Benefit Plans as soon as reasonably practicable after the Closing Date except Seller’s Health Plans which Seller shall continue to maintain as provided in paragraph (b) of this Section 7.6.

(d)                                 Medical and Dependent Care Spending Accounts.  Seller shall continue to maintain the GeneMachines Flexible Benefits Account Plan for a reasonable period following the Closing Date (which period shall be at least six calendar months after the calendar month in which the Closing Date occurs) for the purpose of allowing plan participants to request reimbursement from their accounts under such plan.

8.                                       CONDITIONS TO CLOSING

8.1.                              Conditions Precedent to Purchaser’s Obligation.  The obligation of Purchaser to consummate the transactions contemplated in this Agreement at the Closing is subject to the satisfaction of all of the following conditions, any of which may be waived (but only in writing) by Purchaser:

(a)                                  Seller’s Representations and Warranties.  All representations, warranties and covenants made by Seller in this Agreement shall have been true and correct in all respects on the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if they had been made on and as of such date.

(b)                                 Performance of Agreement. Seller shall have performed and complied with all of its obligations under this Agreement which are to have been performed or complied with on or prior to the Closing Date.

(c)                                  No Material Adverse Change. Since the date of the Most Recent Balance Sheet, there shall not have occurred any material adverse change in the Assets, the Business or the liabilities, business, financial condition, operations, results of operations or future prospects of Seller.

(d)                                 Approvals. Seller shall have obtained all approvals, authorizations, consents or waivers necessary for the consummation of the transactions contemplated in this Agreement, including without limitation, those consents, approvals and assignments necessary to transfer and assign the Intellectual Property to Purchaser. Seller’s shareholders shall have approved the transactions contemplated in this Agreement by the requisite vote at a meeting called pursuant to applicable law or pursuant to written consent as permitted by applicable law.

(e)                                  Due Diligence. Purchaser shall have completed such “due diligence” investigation of the Financial Statements and financial condition of the Business as it deems necessary, proper, convenient or desirable in its sole and absolute discretion, and, on completion of such investigation of all such matters shall be satisfactory to Purchaser in its sole and absolute discretion, provided, however, that this condition shall not apply after March 7, 2003.

(f)                                    Litigation.  There shall not be any litigation, action, suit, claim, proceeding, order, investigation or inquiry pending or threatened before any court or quasi-judicial or administrative agency to, or pursuant to which a judgment, order, decree, stipulation, injunction or charge could be entered which would: (i) enjoin or prevent the consummation of the transactions contemplated in this Agreement or the Attendant Documents, (ii) cause any of the transactions contemplated in this Agreement or the Attendant Documents to be rescinded following consummation,

(iii) adversely affect the right of Purchaser to own, operate or control the Business, the Assets, or the Leased Property, or (iv) otherwise have a material adverse effect on the operations, financial condition or prospects of the Business, the Assets, or the Leased Property.  In addition, no such litigation, action, suit, claim, proceeding, order, investigation or inquiry shall have been initiated between the date of this Agreement and the Closing Date.

(g)                                 UCC Searches.  Purchaser shall have received acceptable Uniform Commercial Code financing statement searches (the “UCC Searches”) dated no earlier than thirty (30) days prior to the Closing Date with respect to Seller, from any other state in which Seller is qualified to do business and any and all counties in such other states in which Seller owns or leases any property, in each case, showing no Liens (including, but not necessarily limited to, so-called “ERISA liens”) on or affecting the Business or any part of the Assets or the Leased Property, except for Permitted Liens and Liens of a definite or ascertainable amount which may be removed by the payment of money at Closing and which Seller has the right to remove, and shall remove, at Closing. The UCC Searches shall be conducted under Seller’s corporate name and any assumed names under which it has in the past conducted, or is currently conducting, business.

(h)                                 Intentionally Omitted.

(i)                                     Termination.  This Agreement shall not have been terminated pursuant to Section 11.1 below.

(j)                                     Delivery of Closing Documents.  Seller shall have executed and delivered, or caused to be executed and delivered, all of the documents described in Section 9.2 below.  All documents relating to the transactions contemplated in this Agreement shall be satisfactory in form and content to Purchaser and its legal counsel.

(k)                                  No Encumbrances.  All of the Assets shall be owned free and clear of all Liens, other than the Permitted Liens. The Assets shall be in good operating condition and useable for their intended purposes.

(l)                                     Intentionally Omitted.

(m)                               Licenses and Permits.  Purchaser shall have obtained any and all licenses and permits required to operate the Business or the Assets. If desired by Purchaser, and to the extent permitted by any such licenses and permits, Seller shall allow Purchaser to use any licenses or permits held by Seller required to operate the Business until Purchaser obtains the same.

(n)                                 Vehicles.  Seller shall have properly transferred title to the vehicles, if any, listed on the attached Schedule 1.1(a) to Purchaser.

(o)                                 Covenant Not To Compete.  Purchaser and Scott Hunicke-Smith shall have entered into a covenant not to compete for a period of two (2) years following the Closing (the “Covenant”) in the form attached hereto as Exhibit B.

8.2.                              Conditions Precedent to Seller’s Obligation.  The obligation of Seller to consummate the transactions contemplated in this Agreement at the Closing is subject to the satisfaction of all of the following conditions, any of which may be waived (but only in writing) by Seller:

(a)                                  Purchaser’s Representations, Warranties and Covenants. All representations, warranties and covenants made by Purchaser in this Agreement shall have been true and correct in all respects on the date of this Agreement and shall be true and correct in all respects as of the Closing Date with the same force and effect as if they had been made on and as of such date.

(b)                                 Performance of Agreement.  Purchaser shall have performed and complied with each of its obligations under this Agreement which are to have been performed or complied with on or prior to the Closing Date.

(c)                                  Approvals.  The Board of Directors of Purchaser’s parent company shall have approved the transactions contemplated in this Agreement in accordance with Purchaser’s governing documents and applicable law.

(d)                                 Delivery of Closing Documents.  Purchaser shall have executed and delivered, or caused to be executed and delivered, all of the documents described in Section 9.3 below.  All documents relating to the transactions contemplated in this Agreement shall be reasonably satisfactory in form and content to Seller’s legal counsel.

9.                                       CLOSING

9.1.                              Closing.  The closing (the “Closing”) of the transactions contemplated in this Agreement shall take place as soon as reasonably possible following execution of the Agreement and upon satisfaction of each of the conditions precedent set forth in Sections 8.1 and 8.2 above. The Closing shall take place at the offices of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, on March 10, 2003 (the “Closing Date”), or at such other location and time as the Parties may mutually agree. As used in this Agreement, the “Closing Date” means the date on which the Closing actually occurs.

9.2.                              Documents to Be Delivered at Closing by Seller.  At the Closing, Seller shall properly execute (if necessary) and deliver to Purchaser, or cause to be executed and delivered to Purchaser, the following:

(a)                                  A Warranty Bill of Sale and Assignment and Assumption Agreement (the (“Bill of Sale”), the form of which is attached to this Agreement as Exhibit C.

(b)                                 The Covenant.

(c)                                  The Escrow Agreement.

(d)                                 Patent and Trademark Assignments covering the Intellectual Property.

(e)                                  A lease for approximately 22,000 square feet of real property located at 935 Washington Street, San Carlos, California, in a form acceptable to Purchaser.

(f)                                    A Consulting Agreement, satisfactory to Purchaser, between Robin Ynes and Purchaser.

(g)                                 Assignment of the exclusive and non-exclusive license agreements with Stanford University and assignment of the license with Sundial Engineering.

(h)                                 Certificates of title to the vehicles listed on the attached Schedule 1.1(a), if any.

(i)                                     The Closing Statement

(j)                                     An opinion of White & Lee, LLP, counsel to Seller, addressed to Purchaser, the form of which is mutually agreed to by the parties.

(k)                                  A copy of Seller’s Articles of Incorporation, certified by the California Secretary of State, and a Certificate of Good Standing for Seller issued by the California Secretary of State and each and every other state in which Seller is authorized to do business. All such documents shall be dated not earlier then ten (10) days prior to the Closing Date.

(l)                                     A certificate, executed by an officer of Seller, to the effect that (i) all of the representations, warranties and covenants made by Seller in this Agreement are true and correct on the Closing Date with the same effect as though made on and as of the Closing Date, provided that Seller may include changes to the Schedules as part of such certificate provided that such exceptions are not material, (ii) all covenants and agreements undertaken to be performed by Seller under this Agreement have been taken or performed, (iii) since the date of this Agreement, Seller has operated the Business only in the ordinary course, and (iv) there has been no material adverse change in the Business, the Assets or the Leased Property from the date of this Agreement to the Closing Date. Attached to such certificate shall be a copy of Seller’s bylaws and a copy of the minutes or resolutions approving the transactions contemplated in this Agreement (as required by Section 8.1(c) above), and the officers executing such certificate on behalf of Seller shall certify that, as of the Closing Date, such bylaws and minutes or resolutions are true, complete and correct, have not be altered or repealed and are in full force and effect.

(m)                               All of the Assets and all of the Leased Personal Property.

(n)                                 Such other documents and instruments as are contemplated in this Agreement or as Purchaser or Purchaser’s counsel may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement.

9.3.                              Documents to be Delivered at Closing by Purchaser.  At the Closing, Purchaser shall properly execute (if necessary) and deliver to the Seller, or cause to be executed and delivered to the Seller, as the case may be, the following:

(a)                                  The Closing Payment.

(b)                                 The Covenant.

(c)                                  The Escrow Agreement.

(d)                                 The Closing Statement

(e)                                  An opinion of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, counsel to Purchaser, addressed to Seller, the form of which is mutually agreed to by the parties.

(f)                                    A copy of Purchaser’s Certificate of Incorporation, certified by the Delaware Secretary of State, and a Certificate of Good Standing for Purchaser issued by the Delaware Secretary of State.  All such documents shall be dated not earlier then ten (10) days prior to the Closing Date.

(g)                                 A certificate, executed by an officer of Purchaser, to the effect that (i) all of the representations, warranties and covenants made by Purchaser in this Agreement are true and correct on the Closing Date with the same effect as though made on and as of the Closing Date, and (ii) all covenants and agreements undertaken to be performed by Purchaser under this Agreement have been taken or performed.  Attached to such certificate shall be a copy of Purchaser’s bylaws and a copy of the minutes or resolutions approving the transactions contemplated in this Agreement (as required by Section 8.2(c) above), and the officer of Purchaser executing such certificate shall certify that, as of the Closing Date, such bylaws and minutes or resolutions are true, complete and correct, have not be altered or repealed and are in full force and effect.

(h)                                 Such other documents and instruments as are contemplated in this Agreement or Seller or its counsel may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement.

10.                                 INDEMNIFICATION

10.1.                        Indemnification of Purchaser.  Seller agrees to indemnify, defend and hold harmless Purchaser and its officers, directors, shareholders, managers, members, employees, independent contractors, agents, successors and assigns (collectively, the “Purchaser Parties”) from and against any and all claims, damages, liabilities, losses, costs or expenses caused by, arising out of or relating to:

(a)                                  any inaccuracy of any representation or warranty of Seller contained in this Agreement, any of the Attendant Documents or any certificate, schedule, list or other instrument to be furnished by Seller to Purchaser pursuant to this Agreement or any of the Attendant Documents;

(b)                                 any breach or failure of Seller or to perform any covenant or agreement required to be performed by Seller pursuant to this Agreement or any of the Attendant Documents;

(c)                                  any Excluded Liability, or Seller’s failure to perform, pay and discharge any Excluded Liability prior to or following the Closing;

(d)                                 the operation of the Business by Seller prior to the Closing (other than in respect of Assumed Liabilities, unless such claims, damages, liabilities, losses, costs or expenses in respect of Assumed Liabilities are caused by, arise out of or relate to any matter identified in clause (a) through (c) and clause (e) and (f) of this Section 10.1);

(e)                                  any actual or alleged defect in any product manufactured by Seller prior to the Closing; and

(f)                                    any and all actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including reasonable attorneys’ and consultants’ fees (collectively, “Related Expenses”), incident to any of the foregoing;

provided, however, that within sixty (60) days after learning of the assertion of any claim, demand, suit, action or legal, administrative or other proceeding by any person (other than a Party) or any federal, state or local department, agency or other governmental body (a “Third Party Claim”) against any of the Purchaser Parties resulting from, arising out of or in any way related to any of the items described in clauses (a) through (f) above (each, a “Third Party Claim”) against which a Purchaser Party claims indemnification under this Section 10.1, such Purchaser Party shall notify the Seller and the parties set forth in Section 12.3 and afford Seller the opportunity to join in the defense or settlement thereof at Seller’s own expense with counsel of their choosing, and such Purchaser Party shall cooperate fully to make available to the Seller all pertinent information under its control or in its possession.  Purchaser shall have the right (but not the obligation) to afford the Seller the opportunity to assume the defense or settlement of such Third Party Claims at its own expense with counsel of its choosing, provided that Seller shall not settle any such claim without the prior written consent of such Purchaser Party, which consent shall not be unreasonably withheld or conditioned.

10.2.                        Indemnification of Seller.  Purchaser hereby agrees to indemnify, defend and hold harmless Seller and its officers, directors, shareholders, managers, members, employees, independent contractors, agents, successors and assigns (collectively, the “Seller Parties”) from and against any and all claims, damages, liabilities, losses, costs or expenses caused by, arising out of or relating to:

(a)                                  any inaccuracy of any representation or warranty of Purchaser contained in this Agreement, any of the Attendant Documents or any certificate, schedule, list or other instrument to be furnished by Purchaser to Seller pursuant to this Agreement or any of the Attendant Documents;

(b)                                 any breach or failure of Purchaser to perform any covenant or agreement required to be performed by it pursuant to this Agreement or any of the Attendant Documents; and

(c)                                  any and all Related Expenses incident to any of the foregoing.

10.3.                        Minimization of Indemnities.  Each Party shall use its best efforts to minimize the indemnification obligations of the other Parties under this Section 10 by, among other reasonable things and without limiting the generality of the foregoing, taking such reasonable remedial action as it believes may minimize such obligation and using its best efforts to seek to the maximum extent possible reimbursement from insurance carriers under applicable insurance policies covering any such liability.

10.4.                        Remedies Not Exclusive.  Purchaser shall be entitled to exercise and resort to all rights and remedies for misrepresentation or breach as are afforded to Purchaser at law or in equity, including, without limitation, rescission, specific performance, action for damages, adjustment to the purchase price or such other remedies and relief as may be afforded to Purchaser under this Agreement or by a court of competent jurisdiction.  Neither the existence or exercise of any specific remedies is intended to be exclusive of or impair or otherwise adversely affect in any manner whatsoever any rights, remedies or relief otherwise available to Purchaser, and each and every right and remedy will be cumulative and in addition to every other right and remedy provided in this Agreement or by law.  Notwithstanding the foregoing, following the Closing, Purchaser’s sole source for monetary damages under this Agreement shall be solely limited to the Escrow Amount as set forth in Section 10.6 below.

10.5.                        Settlement.  Notwithstanding anything contained in this Agreement to the contrary, Purchaser will have the right to settle any claims or actions, the defense of which Seller would otherwise be entitled to assume pursuant to the provisions of this Section 10, after first giving Seller not less than five (5) days prior written notice of such proposed settlement (the “Settlement Notice”), if Purchaser determines, using reasonable business judgment, that it should settle such actions or claims in order to prevent a material adverse affect on the Business and the proposed settlement is commercially reasonable in light of the circumstances (subject, however, to the obligation of Purchaser set forth in Section 10.3 above).

10.6.                        Limitation on Indemnification.  Any provision of this Agreement to the contrary notwithstanding, no claim for indemnification by any Party against another Party shall be valid and assertible unless and until the aggregate amount of all claims sought by one party against another exceeds One Hundred Thousand Dollars ($100,000) (the “Basket Amount”), but then such Party may seek indemnification for the full amount of such claims, including the Basket Amount; and provided further, that no Party’s liability under this Section 10 shall exceed Two Million Seventy One Thousand Dollars ($2,071,000) (the “Cap”), and any claim for monetary damages by Purchaser against Seller for the breach of any representation, warranty or covenant must be made against and shall be satisfied only from the Escrow Amount.  Notwithstanding any provision of this Agreement to the contrary notwithstanding, the Basket Amount and the Cap shall not apply to (i) fraud or intentional misrepresentation of a material fact; or (ii) the failure of Seller to perform, pay or discharge any liability related to the Employee Benefit Plans, change of control costs, accruals for employee vacations or severance payments.

11.                                 TERMINATION

11.1.                        Termination.  This Agreement may be terminated at any time before the Closing:

(a)                                  by the mutual consent of the Parties; or

(b)                                 by Seller if any of the conditions set forth in Section 8.2 above have not been fulfilled, satisfied or waived by April 30, 2003 or Purchaser breaches any covenant or agreement set forth in this Agreement; or

(c)                                  by Purchaser if any of the conditions set forth in Section 8.1 above have not been fulfilled, satisfied or waived by April 30, 2003, or Seller breaches any covenant or agreement set forth in this Agreement.

11.2.                        Effect of Termination.  If terminated in accordance with Section 11.1 above, this Agreement shall be null and void and have no further force or effect, except as provided in the remaining provisions of this Section 11.2.  In the event a Party terminates this Agreement as a result of a breach by another Party, then such non-breaching Party shall be entitled to recover from the defaulting Party all out–of–pocket expenses incurred by it and any of its affiliates (including, without limitation, reasonable legal and accounting fees and expenses) in connection with (a) the preparation, drafting and negotiation of this Agreement and any other document related to the transactions contemplated in this Agreement, and (b) the due diligence review by Purchaser of Seller, the Business, the Assets and the liabilities, condition and prospects of the Business, together with appropriate damages in connection therewith.

12.                                 MISCELLANEOUS

12.1.                        Expenses.  Except as provided in this Section, each Party shall bear the expenses incurred by it in connection with the preparation and negotiation of this Agreement and the Attendant Documents and the consummation of the transactions contemplated in this Agreement, including without limitation fees, commissions and expenses payable to brokers, finders, investment bankers, consultants, attorneys, accountants and other professionals. Upon Closing of the transactions contemplated by this Agreement, Purchaser shall pay Seller up to fifty thousand dollars ($50,000) of Seller’s professional fees and audit fees related to the transactions contemplated by this Agreement plus all professional fees of Ernst & Young incurred by the Seller in connection with the preparation of the audit of Seller’s financial statements for the fiscal year ended December 31, 2002 in excess of $60,000 (“Excess Audit Fees”); provided however, that Seller and its shareholders shall be responsible for any and all professional fees and expenses incurred in connection with the transactions contemplated by this Agreement which exceed fifty thousand dollars ($50,000) (other than the Excess Audit Fees), as well as any and all fees relating to services provided by S.G. Cowen Securities Corporation and all other fees and expenses. Seller shall be responsible for the cost of any transfer or similar tax imposed in connection with the transactions contemplated in this Agreement and no such expense or tax shall reduce the Assets to be acquired by Purchaser under this Agreement.

12.2.                        Dispute Resolution.  Any and all disputes, controversies or claims arising out of or related in any way to this Agreement shall be resolved by way of arbitration, as provided in this Section 12.2; provided, however, that a Party may seek a preliminary injunction or other provisional judicial relief if, in its judgment, such action is necessary to avoid irreparable damage or to preserve the status quo.  Despite any such action, the Parties will continue to participate in good faith in the procedures set forth in this Section 12.2. If the good faith attempts to resolve the dispute are unsuccessful, the Parties shall submit such dispute to arbitration. Arbitration proceedings brought by Purchaser shall be held in San Carlos, California.  Arbitration proceedings brought by Seller shall be held in Ann Arbor, Michigan.  All such arbitration proceedings shall be conducted under the rules of the American Arbitration Association (the “Rules”).  A single arbitrator (the “Arbitrator”), mutually agreeable to the Parties involved in the arbitration, shall preside over such proceedings and shall make all decisions with respect to the resolution of the dispute, controversy or claim between such Parties.  In the event the Parties involved in the arbitration are unable to agree on the Arbitrator within fifteen (15) days after either party has filed for arbitration in accordance with the Rules, they shall select a truly neutral arbitrator in accordance with the rules for the selection of neutral arbitrators, who shall be the “Arbitrator” for the purposes of this Section 12.2.  The decision of the Arbitrator shall be final and binding on the Parties involved, and a judgment may be entered in a court of competent jurisdiction in order to enforce the Arbitrator’s award. The parties shall be entitled to reasonable levels of discovery (as determined by the Arbitrator in his or her sole and absolute discretion) in accordance with the Federal Rules of Civil Procedure.  The Parties also hereby acknowledge that it is their intent to expedite the resolution of the dispute, controversy or claim in question, and that the Arbitrator shall schedule the timing of the hearing consistent with that intent.  During the course of the proceedings, all fees to be paid to the Arbitrator, and all expenses incurred by the Arbitrator in connection with the arbitration, shall be borne equally by the Parties.  However, the Arbitrator shall award all costs and fees to the Party prevailing in the Arbitration as part of any award.

12.3.                        Notices.  Any notice, election, demand, request, consent, approval, concurrence or other communication (collectively, a “notice”) given or made under any provision of this Agreement shall be deemed to have been sufficiently given or made for all purposes only if it is in writing and it is:  (i) delivered personally to the party to whom it is directed; (ii) sent by first class mail or overnight express mail, postage and charges prepaid, addressed to the party to whom it is directed, at his, her or its address set forth below; or (iii) telecopied to the party to whom it is directed, at his, her or its address set forth below:

If to Seller:	With a required copy to:

Genomic Instrumentation Services, Inc. 935 Washington Street San Carlos, CA 94070 Attention: Scott Hunicke-Smith	White & Lee, LLP 545 Middlefield Road, Suite 250 Menlo Park, California 94025 Attention: David R. Lee Fax: 650-470-4099

With a required copy to:

Frazier Healthcare & Technology Ventures 601 Union Street, Suite 3200 Seattle, Washington 98101 Attention: Tom Hodge or Bob Overell Fax: 206-621-1848	Oxford Bioscience Partners 222 Berkeley Street, Suite 1650 Boston, MA 02116 Attention: Jeff Barnes Fax: 617-357-7476

If to Purchaser:	With a required copy to:

Genomic Solutions Inc. 4355 Varsity Drive, Suite E Ann Arbor, MI 48108 Attention: Jeff Williams Fax: 734-975-4809	Jaffe, Raitt, Heuer & Weiss, Professional Corporation One Woodward Avenue, Suite 2400 Detroit, MI 48226 Attention: Peter Sugar Fax: 313-961-8358

Unless any other provision of this Agreement expressly provides to the contrary, any notice:

(a)                                  given or made in the manner indicated in clause (i) above shall be deemed to have been given or made on the day on which such notice was actually delivered to an adult residing or employed at the address of the intended recipient, but if such day was not a business day, such notice shall be deemed to have been given or made on the first business day following such day;

(b)                                 given or made in the manner indicated in clause (ii) above shall be deemed to have been given or made on the third (3rd) business day after the day on which it was deposited in a regularly maintained receptacle for the deposit of the United States’ mail, or in the case of overnight express mail, on the business day immediately following the day on which it was deposited in a regularly maintained receptacle for the deposit of overnight express mail, provided that the notice is subsequently delivered by the U.S. Post Office or the courier service to the designated address in the ordinary course of Business; and

(c)                                  given or made in the manner indicated in clause (iii) above shall be deemed to have been given or made on receipt by the transmitting party of printed confirmation that the transmission was received, provided that if the transmission occurs after 4:30 p.m. EST or EDT (as appropriate) or on a non-business day, the notice shall be deemed to have been given or made on the first business day to follow such transmission.

Notwithstanding the immediately preceding sentence, if the intended recipient actually receives a notice before the date on which such notice is deemed to have been given or made, as specified above, the date of actual receipt shall be the date on which such notice is deemed to have been given or made for the purposes of this Agreement.

12.4.                        Headings.  The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

12.5.                        Construction.  This Agreement has been executed in, and shall be construed and enforced in accordance with the laws of, the State of Michigan without regard to the conflicts of law principles thereof.

12.6.                        No Assignment; Benefit.  No Party may assign its rights and obligations under this Agreement without the prior written consent of the other Parties; provided that Purchaser may assign this Agreement and all of its rights under it to any Person substantially owned or controlled by Purchaser or those Persons who own or control Purchaser, in which event the assigned portion of Purchaser ‘s rights will inure to the benefit of such assignee, and the obligations, warranties and representations of Purchaser will be deemed to be the obligations, warranties and representations of Purchaser and Purchaser’s assignee in relation to their respective interests, but such assignment will not relieve Purchaser of its obligations under this Agreement. Notwithstanding the foregoing, Seller may assign this Agreement to a liquidating trust without the consent of Purchaser.  This Agreement shall be binding on and inure to the benefit of the Parties and their respective estates, heirs, personal representatives, successors and permitted assigns.

12.7.                        Entire Agreement.  This Agreement, including the Exhibits and the Schedules attached or to be attached to it, is and shall be deemed to be the complete and final expression of the agreement between the Parties as to the matters contained in and related to this Agreement and supersedes any previous agreements between the Parties pertaining to such matters.

12.8.                        Tax Matters.

(a)                                  Seller shall be responsible for all taxes relating to the operation of the Business for all periods ending on or before the Closing Date.

(b)                                 Purchaser shall be responsible for all taxes relating to the operation of the Business for all periods ending after the Closing Date.

(c)                                  Seller shall pay all sales, use and transfer taxes (including taxes, if any, imposed on the transfer of real and personal property) and filing, recording and registration fees payable in connection with the transactions contemplated in this Agreement.

12.9.                        Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.  Photostatic or facsimile reproductions of this Agreement may be made and relied upon to the same extent as originals.

12.10.                  Waiver.  The waiver by any Party of any breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or similar breach.

12.11.                  Amendment.  This Agreement may only be amended by written agreement executed by all of the Parties.

12.12.                  Brokerage or Finder’s Fee.  Any and all brokerage fees due and payable to any broker, finder, agent or similar intermediary in connection with this Agreement or the transactions contemplated hereby shall be borne by the party responsible for retaining, or claimed to be responsible for retaining, such broker, finder, agent or similar intermediary.

12.13.                  Further Assurances.  From time to time after the Closing Date, at the request of either Party and without further consideration, the requested Party shall execute and deliver or cause to be executed and delivered such further instruments of conveyance, assignment and transfer and shall take such other action as may be reasonably requested in order more effectively to convey, transfer, reduce to possession or record title to any of the Assets purchased pursuant to this Agreement.  Each Party shall cooperate on or after the Closing Date by furnishing information, evidence, testimony and other assistance in connection with any actions, proceedings, arrangements or disputes involving Purchaser or Seller and which are based on contracts, leases, arrangements or acts of Seller which were in effect or occurred on or prior to the Closing Date.

12.14.                  Confidentiality.  The Parties agree to keep in strict confidence the fact of and the content of the negotiations and the agreements concerning the transactions contemplated in this Agreement until such time as the Parties agree on a joint public announcement or consent, in writing, to the other Party’s proposed public announcement, which consent shall not be unreasonably withheld, except if in the sole opinion of Purchaser’s counsel, disclosure is required to comply with applicable securities laws.

12.15.                  Severability.  If any provision of this Agreement or any agreement or instrument executed in connection with this Agreement is determined to be invalid, illegal or unenforceable, such provision shall be enforced to the fullest extent permitted by applicable law, and the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired.

[signature page attached]

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be executed as of February 28, 2003.

“PURCHASER”:

GENOMIC SOLUTIONS INC., a Delaware corporation

By:	/s/ Jeff Williams
Jeff Williams

Its:	President

“SELLER”:

GENOMIC INSTRUMENTATION SERVICES, INC., d/b/a GeneMachines a California corporation

By:	/s/ Scott P. Hunicke-Smith, Ph.D
Scott P. Hunicke-Smith, Ph.D.

Its:	President

LIST OF SCHEDULES

1.1(a)	Furniture, Fixtures, Other Fixed Assets, Equipment, Machinery and Vehicles
1.1(c)	Intellectual Property
1.1(e)	Personal Property Leases
1.1(f)	General Contracts
1.1(g)	Licenses and Permits
1.1(i)	Third Party Warranties
1.1(j)	Accounts Receivable
1.2	Trade Payables
1.20	Other Excluded Assets
4. 3	Intellectual Property Exceptions
4.4	General Contracts
4.5	Leased Personal Property
4.6	Permit and License Exceptions
4.8	Leased Real Property Exceptions
4.9	Accounts Receivable Exceptions
4.10	Liens/Permitted Liens
4.11	Condition of Assets
4.12	Litigation
4.13	Compliance with Applicable Laws and Regulations
4.14	Employees
4.15	Employee Relations
4.16	Employee Benefit Plans
4.17	Financial Statements
4.18	Undisclosed Liabilities
4.20	Environmental Matters
4.21	Consents, Approvals and Authorizations
4.22	Insurance
4.23	Conduct of Business

LIST OF EXHIBITS

Exhibit A                Form of Escrow Agreement

Exhibit B                Form of Covenant Not to Compete

Exhibit C                Form of Warranty Bill of Sale